La Coop Coffee

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	0.00
Markets	1,010.00
Store	561,646.68
Total Sales	**562,656.68**
Sales of Product Income	0.00
Online	8,427.81
Wholesale	7,077.29
Total Sales of Product Income	**15,505.10**
Total Income	**$578,161.78**
Cost of Goods Sold	
Coffee	0.00
Coffee Making Supplies	16,511.08
Green Coffee	34,236.00
Total Coffee	**50,747.08**
Equipment	549.35
Food Supplies	87,464.22
Furniture/Shop Supplies	434.26
Glassware/Cups/Lids/Straws	3,461.76
Job Supplies	29,497.15
Merchandise	7,258.20
Merchant Processing Fees/Equipment	24,995.68
Packaging Supplies	2,946.92
Shipping Costs	635.01
Total Cost of Goods Sold	**$207,989.63**
GROSS PROFIT	**$370,172.15**
Expenses	
Advertising & Marketing	2,782.50
Events	165.03
Total Advertising & Marketing	**2,947.53**
Bank Charges & Fees	0.00
Credit Card Fees	174.08
Square Fees	35.00
Total Bank Charges & Fees	**209.08**
Car & Truck	0.00
Car Pymts	0.00
Gas	2,037.46
Repairs	657.37
Vehicle Insurance	2,623.84
Total Car & Truck	**5,318.67**
Computer & Internet	0.00
Website	440.65

La Coop Coffee

Profit and Loss
January - December 2022

	TOTAL
Total Computer & Internet	**440.65**
Contractors	2,844.03
Depreciation Expenses	17,481.00
Donations	5.00
Farmers Market Fees	1,059.80
Insurance	1,543.66
Interest Paid	1,647.08
Legal & Professional Services	0.00
Accounting/Taxes	2,485.00
Certifications	35.00
Legal	30,665.50
Total Legal & Professional Services	**33,185.50**
Office Supplies & Software	3,470.79
Payroll Expenses	0.00
Employee Training	75.00
Fees	865.00
Taxes	20,511.61
Wages	208,344.75
Total Payroll Expenses	**229,796.36**
Rent & Lease	0.00
Arlington	0.00
Coffe Shop	27,000.00
Total Rent & Lease	**27,000.00**
Repairs & Maintenance	7,772.40
Taxes & Licenses	0.00
Business License	1,608.50
Sales Tax	0.00
State	7,232.30
Total Taxes & Licenses	**8,840.80**
Telephone & Cell Phone Expenses	5,320.68
Travel	9,235.45
Utilities	6,567.13
Gas	1,353.19
Water	1,164.01
Total Utilities	**9,084.33**
Total Expenses	**$367,202.81**
NET OPERATING INCOME	**$2,969.34**
Other Income	
Grant Income	7,500.00
Interest	0.42
Total Other Income	**$7,500.42**
NET OTHER INCOME	**$7,500.42**

	TOTAL
NET INCOME	**$10,469.76**

La Coop Coffee

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (3888)	61,878.49
Business Investment Acct (3875)	6,212.76
Total Bank Accounts	**$68,091.25**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	6,402.00
Undeposited Funds	0.00
Total Other Current Assets	**$6,402.00**
Total Current Assets	**$74,493.25**
Fixed Assets	
Accumulated Depreciation	-90,637.00
Coffee Machinery & Equipment	22,011.43
Coffee Shop Leasehold Improvements	59,337.71
Vehicles	0.00
Auto	9,000.00
Ford Truck	10,000.00
Total Vehicles	**19,000.00**
Total Fixed Assets	**$9,712.14**
Other Assets	
Investment - La Coop Arlington LLC	22,238.66
Total Other Assets	**$22,238.66**
TOTAL ASSETS	**$106,444.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BOA MC 4021	8,783.14
BOA MC 1164	0.00
BOA MC 7601	0.00
Total BOA MC 4021	**8,783.14**
Comunitario Coffee LLC -6051	4,221.88
Juan - 6393	0.00
Total Comunitario Coffee LLC -6051	**4,221.88**
Total Credit Cards	**$13,005.02**
Other Current Liabilities	
Arlington Store	0.00

La Coop Coffee

Balance Sheet

As of December 31, 2022

	TOTAL
L/P Shareholder	54,013.86
Total Other Current Liabilities	**$54,013.86**
Total Current Liabilities	**$67,018.88**
Total Liabilities	**$67,018.88**
Equity	
Owner Paid Expenses (Equity)	0.00
Owner's Equity	0.00
Owner's Investment	0.00
Retained Earnings	28,955.41
Net Income	10,469.76
Total Equity	**$39,425.17**
TOTAL LIABILITIES AND EQUITY	**$106,444.05**

La Coop Coffee

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	10,469.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory Asset	-6,402.00
Accumulated Depreciation	90,637.00
BOA MC 4021	252,805.46
BOA MC 4021:BOA MC 1164	-91,030.39
BOA MC 4021:BOA MC 7601	-160,767.03
Comunitario Coffee LLC -6051	4,221.88
Comunitario Coffee LLC -6051:Juan - 6393	0.00
Arlington Store	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**89,464.92**
Net cash provided by operating activities	**$99,934.68**
INVESTING ACTIVITIES	
Investment - La Coop Arlington LLC	-22,238.66
Net cash provided by investing activities	**$ -22,238.66**
FINANCING ACTIVITIES	
Retained Earnings	-137,232.75
Net cash provided by financing activities	**$ -137,232.75**
NET CASH INCREASE FOR PERIOD	**$ -59,536.73**
Cash at beginning of period	127,627.98
CASH AT END OF PERIOD	**$68,091.25**